Exhibit 21.1

Parsley Energy, Inc.
Subsidiaries

Entity	State of Jurisdiction
Parsley Energy, LLC	Delaware
Parsley Energy, L.P.	Texas
Parsley Energy Operations, LLC	Texas
Parsley Energy Aviation LLC	Texas
Parsley GP, LLC	Delaware
Parsley Finance Corp.	Delaware
Parsley Minerals, LLC	Texas